

BLUESTAR TELEHEALTH

Annual Update for Shareholders

December 18, 2024

11.06 r











BBB ACCREDITED BUSINESS A+

SDVOSB Service Disabled Veteran Owned Small Business cVE

vizient Awarded Supplier

AICPA SOC aicpa.org/soc4so SOC for Service Organizations | Service Organizations

ATA American Telemedicine Association

Agenda

Section 1: The Company

Who we are, what we do, and why

Section 2: 2024 in Review

The good, the bad, the progress

Section 3: Plans for 2025

New services, AI, VA, etc

Section 4: CEO Takeaways

Questions & Answers

Notes:
1) Ask questions using the chat function.
2) We'll go fast, so we can get to questions.
3) Lots of data and detail-- you'll get these slides via e-mail.
4) We're recording, and you'll get the recording link too.
5) Happy to follow up with any of you at any time.





Section 1: The Company

- Who We Are
- What We Do
- Why



Why: The Problem

- 150 million Americans have chronic health conditions.
  - Hypertension, diabetes, kidney disease, heart failure

- 3 of 4 healthcare dollars are spent on these patients.
  - At least $3 trillion annually

- But chronic conditions have to be managed daily, at home.

- And the healthcare system isn't built to do that, in two ways:
  - Providers don't have the <u>capability</u> to deliver in-home daily care and attention.
  - Payers don't have the <u>visibility</u> to see which patients need in-home care when.



Why: The Solution

- Manage conditions in the home.   That requires:

  1) Technology (hardware, software, data transmission).

  2) New reimbursements from Medicare and Medicaid and private insurance.

  3) Relaxation of old rules inhibiting in-home care delivery

  4) New companies (like BlueStar) specially built to deliver the in-home service that traditional doctors and hospitals can't

- Bottom line: NOW, conditions exist to solve the enduring problem.



What We Do

- BlueStar provides everything needed for in-home care, virtually, including:
  - Hardware (BP cuff, scale, glucometer, etc)
  - Software
  - Qualified clinical team to manage patients
  - Logistics
  - Program management and clinical integration



- We do this two ways:
  - Current: per the above
  - Near Future: the above augmented by our AI Patient Engagement Tool, Lily

- We are completing clinical tasks (CPT codes) under the supervision of the patient's doctor:
  - Chronic Condition Management (CCM)
  - Remote Patient Monitoring (RPM)
  - Principal Care Management (CCM)
  - Transitional Care Management (TCM)



What We Do for A Doctor (Provider)

- Dr. Huling in Olive Branch, Mississippi has 400 patients with hypertension. He asks BlueStar to provide in-home remote care.



- BlueStar delivers the entire program:
  - Qualification, marketing, enrollment.
  - Management of software, shipping of equipment.
  - Patient training and activation.
  - Daily monitoring of results via software and human contact.
  - Coaching per the care plan.
  - Escalation to Dr. Huling when required.
  - At month end, report results to Dr. Huling, who gets reimbursement.

- Result: better clinical results, happier patients, more $ for Dr. Huling.



What We Can Do for a Health Insurance Company (Payer)

- Highmark Health has a state contract to serve 25,000 low-income children in PA. These kids are cared for by hundreds of physicians across the state. Highmark wants to get them immunized and screened for lead. But how?



- BlueStar's **Lily** is an AI-driven patient-engagement tool. With Lily, we can have detailed text conversations with the 12,000 mothers of those 25,000 children, to identify their needs.

- Based on review of Lily results, BlueStar's clinical care team can reach out to the families who need it most, to deliver coaching and solutions. We can close gaps in care.

- Better visibility with Lily and remote followup from Bluestar delivers:
    - more efficient allocation of limited Highmark resources: the right help to the right patient at the right time
    - better outcomes for patients
    - better compliance with government mandates



Note: Highmark has asked us to pilot a different tool than Lily, which performs population health functions but without using AI. Highmark has not yet approved the use of AI in healthcare applications.

What We Do: Clinical Traction



- A study of 5800 BlueStar hypertension patients, broken into three groups.

- Overall, **a 30% reduction in the risk of stroke and heart attack.**

- (For the pink cohort, reduction in risk was closer to 60%.)

Systolic Blood Pressure, mmHg

Who We Are

- Veteran-owned/operated business, certified by VA and national authorities
- In operation since 2015, in telehealth since 2020
- 78 veterans as shareholders, including 44 admirals and generals, and 6 presidential appointees
- Advisory board: 14 admirals and generals, including doctors, a nurse, and healthcare administrators.
- 42 team members
- Won business-of-the-year in Maryland from SBA, and award from Governor of MD
- Investors: State of Maryland, PE firms, family offices, individuals.



Who We Are

USNA: US Naval Academy, Annapolis
USMA: US Military Academy, West Point

Title	Name	Info
CEO	Rob Wray	USNA, 2-star admiral, nuke, experience in startups/gov't/Fortune 100
COO	Dave Sween	USNA, Amazon manager, operator, logistician
CCO	Larry Diamond	MBA, 25 years of telehealth growth and management as CEO/CCO
CMO	Dr. Mike Rolli Dr. Den Mihale	USMA, combat tours in Iraq, Army PTSD telehealth program Army doc, 25 years emerg room experience, healthcare entrepreneur
CTO	Preston Weir	Compliance, hardwares, softwares, cloud, comms, BI, coding
VP/Ops	Ben Wynia	USMA, Army helo pilot combat tours, mult adv tech degrees, AI Lead
CNO	Sarah Flanders	MSN, 25 years nursing experience in major hospital ER
CFO	David Bartley	CPA, New York, 30 years experience in major medical companies
Board	Dr. Stephen Shaya	MD, CEO of major medical supply company serving tens of millions
Board	Tom Brodmerkel	USNA, career in healthcare; vice chair of CareSource ($12B rev)
Board	Mark Treat	Telehealth founder with exit; VP/Strategy of major telehealth company
Board	Dave Rich	USNA, career at Accenture; multiple startups with successful exits

BLUESTAR TELEHEALTH

Who We Are







★ New since last annual update.

Rob Wray
CEO

- Naval Academy Nuclear Engineer
- Author, Patent Holder
- Multiple Startups, + Fortune 100 experience
- Ran $3.5B business with 10,000 employees
- Masters from Georgetown B-School





Dennis Mihale MD ★
CMO



- Army medical corps Major
- 30 years, focused on ER
- CMO to $1.6B Medicare Advantage plan
- Founded and built two HMO plans
- Licensed in 13 states







Sarah Flanders
CNO

- RN, MSN
- 25 years nursing experience, primarily in ER/ED environments
- Led ED team at major regional hospital





Cary Simmonds MD
Maternal Health

- Fellow, American College of OB/GYN
- Yale, Tulane, Georgetown
- 30 years experience, delivering 5000+ babies
- Practicing, and managing a large practice







David Bartley ★
CFO

- BS in Accounting
- 25 years experience in corporate work
- CFO/Comptroller in large companies
- Licensed CPA in New York



David Sween
COO

- Naval Academy
- 25 years business / logistics / ops
- GM of Amazon Distribution Center
- GM of multiple food processing plants
- Retired Naval Officer

Larry Diamond ★
Chief Commercial Officer

- CEO of two healthcare companies
- CRO/Head of Bus Dev for three healthcare companies, including American Telecare
- MBA

Preston Weir
CTO

- Extensive experience and understanding of multiple softwares, hardwares, peripherals, and communications protocols associated with telehealth
- Leading the VA Cloud Deployment

Nancy Perez ★
Clinical Ops

- BS, Nursing
- Masters in Healthcare Administration
- 30 years clinical management experience

Ben Wynia ★
VP/Operations
AI Lead

- West Point, Helo Pilot
- MS, Product Engineering, USC
- MS, Data Analytics, Carnegie Mellon
- MBA, UC Berkley

BlueStar Advisory Boards



Veteran Advisory Board

The Veteran Advisory Board includes 14 generals and admirals from every service, and includes doctors, nurses, and medical management professionals.



To Understand Military Ranks:

Tom Hall: 4-Star Presidential Appointee
LTG, Lt Gen, VADM: 3 star general/admiral
MG, RADM: 2 star general/admiral
BG, RDML: 1 star general/admiral

      

Tom Hall	**Dave Huntoon**	**Doug Crowder**	**Ted Bowlds**	**Mel Spiese**	**Duncan Smith**	**George Alexander**
The Honorable	LTG, USA	VADM, USN	LT GEN, USAF	MG, USMC	RADM, USCG	MG, ARNG

      

Gary Profit	**Chip Utterback**	**Jon Bayless**	**Dr. Chuck Harr**	**Keith Thurgood**	**Cindy Dullea, RN**	**Dr. Don Bradshaw**
BG, USA	LT GEN, USAF	RADM, USN	RDML, USN	MG, USA	RDML, USN	BG, USA

Business Advisory Board

The Business Advisory Board is an informal kitchen cabinet of shareholders and friends, providing specific expertise in startups, fund-raising, marketing, government relations, and banking. 6 of the 7 are military.

      

Brooks McFeely	**Doug Redding**	**Al Berkeley**	**Tom Aiello**	**John Mustin**	**Shannon Scott**	**Bill Wray**
CEO	CFO	CEO of NASDAQ	CEO	CEO	Lobbyist	CTO

Board of Directors





Shoutout to Mark Sandler, board member emeritus!

Dave Rich

Veteran, Accenture Global Partner, 3x CEO w/ exits

Dave spent a career at Accenture, where he was Global Managing Director for Accenture Analytics. He later became CEO of Revolution Analytics, which was acquired by Microsoft. His areas of expertise are in new business development, managing large scale global change programs and the preparation, transition, and management of outsourcing contracts. Dave is a graduate of the U.S. Naval Academy and is a service-disabled veteran. He is an investor in BlueStar, and lives in Fort Worth, TX.



Rob Wray

Admiral, Engineer, Startup CEO, Author

Rob graduated from the Naval Academy, went through nuclear engineer training, and spent his 20's operating reactors on surface ships around the world. Transferring to the reserves, he spent his 30's and 40's in a variety of small businesses, including hospitality, construction, manufacturing, and energy. Mobilized to Baghdad at age 48, he was subsequently promoted to Admiral and put back on active duty in the Navy, where he managed organizations with more than 10,000 people and a P&L of $3.5 billion. Upon retirement, he founded BlueStar. He lives outside Washington DC. For more info, google "admiral robert wray."



Mark Treat

Healthcare CEO, Head of Strategy, Professor, Author

Mark started his career in banking, and soon became a business and IT consultant. He worked for the CIO at the state of Rhode Island, and then in business development at SAIC (now Leidos). In 2011 he founded Nalari, a telehealth company providing solutions to high acuity patient populations. Nalari was acquired by Upward Health, a rapidly-growing telehealth firm, where Mark was head of strategy and business development. He is an assistant professor at the Brown University School of Public Health. He wrote a book on business process management, and lives in Providence Rhode Island.



Tom Brodmerkel

Healthcare CEO, Medicare Expert, Board Member, Veteran

Tom is the President and CEO of KMA Holdings, LLC and CEO of Wave Health Technologies. He has over 25 years' experience with large healthcare organizations and successful healthcare startups, including Chief Operating Officer at United Healthcare's Medicare programs, President of Medicare programs of Coventry Healthcare, and Chief Strategy Officer of Matrix Health Network. He is also a member of the Board of Trustees for the United States Naval Academy, where is a 1980 graduate. He is currently the Vice-Chair of the Board of CareSource, a managed care organization covering 2.1 million lives in 8 states. He lives in Florida.



Stephen Shaya, MD

Healthcare CEO, Investor, Doctor

After a brief career as a family practice physician, Stephen joined his family's business, J&B Medical. He was previously CEO of J&B, a global health care solutions company. In his role he oversees all strategy, innovation, and growth of the family of companies under J & B. Under his guidance, J & B has started eighteen different business enterprises and now has customers around the world, including 48 states in the US. J&B's clients serve over 200 million lives. He serves on numerous boards, including the American Diabetes Association in Michigan, Citizens Rx, and Endeavor Detroit. He lives outside Detroit.

Section 2: 2024 in Review

- What Happened, Good and Bad
- Operational Improvements
- Growth in Services
- Financial Results



2024 Year in Review

When	Good	Bad
Dec 2023	Shareholders buy out Senior Debt	
Dec 2023		Final cutoff of big client: Jackson Hinds
Feb 2024	$9M in debt converted to equity	
Mar 2024		VA Contract delayed for tech issues
May 2024	Sale of SeniorTech Business	
Jun 2024	Begin onboarding Kidney Care Specialists	
July 2024	Board Expanded with New Talent	
Aug 2024	State of Maryland becomes Shareholder	
Oct 2024	Delivery of MVP for AI Service, Lily	
Nov 2024	Learning Mgt System Implemented	Failure of Growth A Round Raise
Nov 2024	Highmark awards us child health work	
Dec 2024	Shareholders provide bridge funding	
Dec 2024	Begin 7 day/week care coverage	
Dec 2024	Q4 expected to be up 54% over Q3	

BLUESTAR
TELEHEALTH

Operational Improvements

- AI-based Patient Engagement: Lily
- Process mapping and understanding
- System enhancement and reporting
- Per-person productivity



Population Health Triage: Lily



- Key to managing conditions in the home: PATIENT ENGAGEMENT
- Patient Engagement requires two-way communication:
  - <u>When</u> the patient wants
  - <u>How</u> the patient wants

- Lily is an omni-channel, omni-disease-state, asynchronous Patient Engagement Persona
  - All channels: text, e-mail, chat, mobile app, voice
  - All conditions: hypertension, diabetes, heart failure, obesity, maternity, etc
  - An off-the-shelf LLM trained w/proprietary insights from 100,000 BlueStar conversations

- **Use**: communicating real-time across a large population to see who needs what help, when
- **Status**: MVP completed, sales discussions in progress with payers



Tracking Patient Progress Thru the Care Journey

Every day we track every patient to see where they are in their journey. Every week we report to the team to manage patients who are in unhappy statuses such as non-compliant or missing an appointment or care plan.





Patient is enrolled
Patient is scheduled for ITA
Order Approved?
Yes
No
(a) Awaiting Order Approval
Patient attends ITA?
No
Patient rescheduled?
Yes
(b) Patients scheduled, pending activation
No
(c) Enrolled Patients without ITA scheduled
(d) Failure to Activate (> 60 days)
Patient eligible?
No
(j1) Not Eligible
Successful ITA
No
(j2) Buyer Remorse
• Doesn't want to do it
• Wants to talk to their doctor
Care Plan Created?
(e) Activated Patients without Care Plans
Care Plan Signed?
(f) Activated Patients with Unapproved Care Plans
Patient Activated?
(g) Unactivated patients with completed ITA
Patient Reimbursable?
(j3) Non-Reimbursable Patients
Repeating
Patient scheduled for follow up?
Patient shows up?
Happy Patient?
(h) Activated patients without scheduled appointments
(i) Activated Non-compliant Patients (> 60 days)
(j4) Wants to Disenroll

Color coding:
Gray-Blue: Normal process flow
Pink: Needs attention to get back on track
Yellow: Terminal status leaving program



Better Data/Info = Improved Work Efficiency

- Our IT backbone inputs data from clinical, scheduling, HR, shipping, and other sources into our data warehouse.
- From there, we use business intelligence tools and automations to generate reports and to disseminate daily operational information to employees, to management, and to clients.
- Every day, we are handling dozens of pieces of info for thousands of patients; this system does it efficiently and compliantly (HIPAA, SOC2).
- Thanks to Preston Weir and Ben Wynia for making this happen!





Rubi
Enrollment, Operations & Logistics
ChronicCareIQ
Patient Care Platform
m.Care
Patient Care Platform
clinii
Patient Care Platform
VitalCare™
Patient Care Platform
TimeTap
Lumaverse Technologies
Appointment Scheduling & Reminders
gusto
HRIS, Time Tracking, Payroll
REST APIs
AWS Lambda
ETL
Functions
AWS S3
Additional Storage
and Processing
RDS
Data Warehouse
AWS Lambda
Custom
Reporting
REST API
Email
Notifications
(No PHI)
Google Drive
Compliant
Report
Distro
AWS VPN
VPC Access
PowerBI
On Demand
& Draft
Reporting

BLUESTAR TELEHEALTH

Daily Info on Clinical and Revenue Progress

Code Completion Report
Data through 12/16/2024

First Name	Last Name	Patients	First Time	Base Billability	Additional	Total Codes	Possible Codes	Total Code %	Chart Time	Revenue Time	Pending Time	Overage	Productivity	% Revenue Time
Valencia	Barillas	112	56	50.00%	59	115	336	34.23%	53:16:59	39:50:00	08:23:56	05:03:03	90.52%	74.76%
Lisa	Brownlee	131	76	58.02%	29	105	393	26.72%	51:45:58	35:50:00	14:53:24	01:02:34	97.99%	69.22%
Kennedy	Bullock	111	57	51.35%	29	86	333	25.83%	45:27:22	30:00:00	13:05:51	02:21:31	94.81%	66.00%
Chris	Cedillo	192	97	50.52%	0	97	192	50.52%	85:47:27	32:20:00	16:10:15	37:17:12	56.54%	37.69%
Cesia	Cifuentes	211	33	15.64%	0	33	211	15.64%	56:52:28	11:00:00	41:56:43	03:55:45	93.09%	19.34%
Ellen	DeShayes	137	56	40.88%	63	119	411	28.95%	56:02:34	42:10:00	08:32:38	05:19:56	90.49%	75.24%
Shaday	Frazier	210	42	20.00%	21	63	630	10.00%	36:22:48	21:00:00	14:41:24	00:41:23	98.10%	57.72%
Samantha	Jimenez	121	62	51.24%	35	97	363	26.72%	50:11:36	34:10:00	15:13:50	00:47:45	98.41%	68.07%
Maria	Lopez	123	64	52.03%	81	145	369	39.30%	68:46:12	51:09:59	07:15:14	10:20:59	84.95%	74.40%
Arianna	Mejia	103	66	64.08%	57	123	309	39.81%	63:50:33	42:30:00	17:50:46	03:29:47	94.52%	66.57%
Nelisa	Ngidi	131	58	44.27%	29	87	393	22.14%	44:56:54	31:00:00	13:00:01	00:56:52	97.89%	68.97%
Stephanie	Nwabuzor	105	31	29.52%	18	49	315	15.56%	25:52:20	17:40:00	07:21:41	00:50:38	96.74%	68.28%
Caitlin	Perera	129	47	36.43%	43	90	387	23.26%	48:41:08	31:29:59	12:56:21	04:14:47	91.28%	64.70%
Alexandra	Quiroga	139	59	42.45%	47	106	417	25.42%	50:49:58	38:20:00	10:02:52	02:27:06	95.18%	75.41%
Zoie	Richardson	142	65	45.77%	36	101	426	23.71%	51:33:42	35:00:00	15:07:11	01:26:31	97.20%	67.88%
Alejandro	Romay	150	67	44.67%	4	71	210	33.81%	57:42:39	23:40:00	17:33:04	16:29:34	71.42%	41.01%
Yinet	Rosa	46	46	100.00%	0	46	46	100.00%	32:43:02	15:20:00	00:00:00	17:23:02	46.87%	46.87%
Katie	Ruiz	102	90	88.24%	32	122	290	42.07%	56:47:24	40:40:00	15:32:35	00:34:49	98.98%	71.61%
Mary	Valladares	116	68	58.62%	71	139	348	39.94%	67:34:34	48:10:00	15:59:50	03:24:44	94.95%	71.28%
	Total:	**2511**	**1140**	**45.40%**	**654**	**1794**	**6379**	**28.12%**	**1004:55:00**	**621:18:00**	**265:28:00**	**117:57:00**	**88.24%**	**61.83%**



Productivity Improvement

For our care coordination team, each day we measure the ratio of billable time to total work time.

Our goal is 75%: we want 6 hours in each 8 hour day to be billable.



Expansion in Care Services in 2024

Remote Patient Monitoring (RPM)

High-Risk Maternity

2023

Chronic Condition Management (CCM)

2024

Nephrology Care

Principal Care Management (PCM)

Children's Health

7-day care coverage

Post-transition care



Quarterly Telehealth Revenues

Lost Big Client #1

Lost Big Client #2

We learned from these big client losses, which had two common traits:
1) FQHC
2) Grant-based program support

We're steering clear of clients like that now.

2022   **2023**   **2024**

$600			
$500			
$400			
$300			
$200			
$100			
$-			

Q1 2022 | Q2 2022 | Q3 2022 | Q4 2022 | Q1 2023 | Q2 2023 | Q3 2023 | Q4 2023 | Q1 2024 | Q2 2024 | Q3 2024 | Q4 2024



Monthly Telehealth Revenues in 2024



Dec revenues estimated.

25

Changes in Balance Sheet in 2024

Key takeaway:
reduction in debt load of $10M



ASSETS	Dec 31, 2023	30-Sep-24
Current Assets		
Total Bank Accounts	$ 179,107	$ 127,001
Total Accounts Receivable	$ 301,930	$ 186,436
Other Current Assets	$ 100,637	$ 75,376
Total Current Assets	$ 581,675	$ 388,813
Fixed Assets		
Total 1700 Plant, Property and Equip	$ 290,954	$ 124,501
Total 1750 Intangible Assets	$ 185,767	$ -
Total 1800 Accumulated Deprec	$ (92,188)	$ (92,896)
Total Fixed Assets	$ 384,533	$ 31,605
Other Assets		
Total Other Assets	$ 480,549	$ 582,305
TOTAL ASSETS	$ 1,446,757	$ 1,002,723
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 454,690	$ 463,826
Credit Cards	$ 123,219	$ 112,562
Other Current Liabilities	$ 5,394,802	$ 2,048,329
Total Current Liabilities	$ 5,972,711	$ 2,624,717
Long-Term Liabilities		
Total 2800 Long Term Debt	$ 8,235,911	$ 1,350,100
2990 Lease Liabilities	423,302	423,302
Total Long-Term Liabilities	$ 8,659,213	$ 1,773,402
Total Liabilities	$ 14,631,924	$ 4,398,119
Equity		
Total 3000 Investor Equity	$ 5,440,627	$ 16,685,683
3900 Retained Earnings	(16,338,529)	(18,625,795)
Net Income	(2,287,265)	(1,455,285)
Total Equity	$ (13,185,167)	$ (3,395,396)
TOTAL LIABILITIES AND EQUITY	$ 1,446,757	$ 1,002,723

26

2024 Changes in Capitalization Table

- In the first few years of BlueStar, we funded with equity, in a Seed Preferred A and Seed Preferred B Round.

- Since 2018, however, we funded with convertible debt. The debt piled up, awaiting a large institutional investment round.

- In early 2024, we converted all that convertible debt to equity. Plus, we converted additional debt to equity (most notably, the Driehaus senior debt which was purchased by a shareholder group in Dec of 2023).

- As a result, we had a significant dilution in 2024, which was really six years of dilution in one event.

- If you haven't already done so, respond to an e-mail from **noreply@app.globalshares.com** to sign up for our digital cap table from JP Morgan.

	2023		2024		Fully Diluted at Exit	
Robert Wray	4,850,000	59.0%	4,350,000	30.8%	4,350,000	27.7%
Other founders	150,000	1.8%	650,000	4.6%	650,000	4.1%
Seed Friends and Family	830,925	10.1%	830,925	5.9%	830,925	5.3%
Seed Preferred A	1,422,663	17.3%	1,422,663	10.1%	1,422,663	9.1%
Seed Preferred B	960,336	11.7%	960,336	6.8%	960,336	6.1%
Preferred B-1: Feb 2024 Convertible Debt Round	-	0.0%	1,839,840	13.0%	1,839,840	11.7%
Preferred B-1: Conv of $1M Bridge Round	-	0.0%	768,931	5.5%	768,931	4.9%
Preferred B-1: Conv of Driehaus Debt thru SPV	-	0.0%	2,714,235	19.2%	2,714,235	17.3%
Preferred B-1: May 2024 Debt Converted (TRCM, Legacy)	-	0.0%	565,789	4.0%	565,789	3.6%
Warrants	-	0.0%	-	0.0%	273,000	1.7%
Employee Options	-	0.0%	-	0.0%	1,018,000	6.5%
Anti-Dilution Shares at Exit	-	0.0%	-	0.0%	306,111	1.9%
Total	8,213,924	100.00%	14,102,719	100.00%	15,699,830	100.00%



Section 3: Plans for 2025

- How We Plan to Grow
- Veterans Administration
- New Service Offerings
- A Word on Exit



One Page Marketing Plan

We're Looking for Key Clients:

- A "Key Client" is capable of giving us 2000+ patients (or potentially $1-2M in annual revenue).

- We have 2 key clients now: KCS and VA.

- Key clients include: Payers, Hospitals, FQHC, Physician Practices of 10+ doctors

- 30,000 potential key clients in US today

- We want to acquire:
  - 4 in 2025
  - 8 in 2026
  - 12 in 2027
  - 16 in 2028

- We believe 30 key clients will get us to an exit



How We Find Key Clients:

- Channel Partners
  - Vizient (hospitals)
  - CHCollective (FQHC)
  - HealthBus
  - SaaS Platforms seeking full-service support

- Sales Staff
  - Accountable Care Orgs
  - FQHC
  - General

- Self-Generated Leads
  - Newsletter
  - Press Releases
  - Direct e-mail
  - Linked-in Marketing
  - Conferences
  - Webinars
  - Social Media

Specific Growth Opportunities in Hand

Today's update from our Chief Commercial Officer, Larry Diamond.

Prospect	Solution	Status	Annual Value as of Dec 2025	Patients	Notes
Large Payer (CHIP)	Coaching and Education	Won	$ 200,000	12,000	Pilot program in development; Rev starts Jan 2025
Physician (south FL)	Thrive	Won	$ 270,000	150	
Veterans Administration	Patient and Staff Service	Won	$ 1,000,000	3,000	Should eventually grow to $5M/year
Client Expansion		Won	$ 1,440,000	2,000	Existing client-- we're onboarding patients daily.
Payer (ACO	CCM	Likely	$ 1,500,000	2,500	They want to grow to 7000 patients, or $5M/year
Physician A	Thrive	Likely	$ 2,400,000	1,400	Physician group
Physician B	Thrive	Likely	$ 500,000	300	Closing Hedis Gaps is primary goal
Physician C	Thrive-- CCM	Likely	$ 200,000	200	Physician group doing CCM wants a new provider
RPM Platform Partner	Clinical Services	Likely	$ 1,224,000	1,700	They have already given us patients; want to give more.
Physician D	Thrive		$ 500,000	300	
Physician E	Thrive		$ 500,000	300	
Large Eastern Payer/Hospital	Thrive		$ 2,000,000	2,000	Hospital of the Future planned for 2025
Large Payer / Physician Mgr	Thrive		$ 1,000,000	1,000	scheduling in January
Physician F	Thrive		$ 500,000	300	
Physician G	Thrive		$ 500,000	300	

Total		$ 13,734,000	27,450	
Status of "Won"		$ 2,910,000	17,150	
Status of "Likely"		$ 5,824,000	6,100	



Veterans Administration Contract

 **Overall contract, 4 Awardees:**
RPM for 100,000+ veterans in their homes.

 **$1B over 8 years—potentially $250M to each Awardee. Five years of effort from initial RFP to first patient.**

 **Contract has been in place for 30 years and is an enduring part of VA's strategy to move care into the home.**

 **Prime is Valor Healthcare of Texas.**

 **BlueStar is the primary RPM sub.**

BlueStar revenue (VA's RFP was for 18K patients, but it's likely to be more)

- ✅ 15,000 patients ▶ $3.4M/year
- ✅ 18,000 patients ▶ $4.0M/year
- ✅ 25,000 patients ▶ $5.5M/year
- ✅ 40,000 patients ▶ $8.8M/year

The program is growing, and BlueStar expects patient count to reach 40,000 over the life of the contract.



Schedule:
May 2023: Contract awarded
Jun 2025: Projected first patient
Dec 2025: 3000 patients onboarded?

BlueStar Credibility with the VA:

- Service-Disabled Veteran-Owned Small Business, certified by VA
- CEO a retired two-star Navy admiral
- COO, CMO, VP/Ops all service-academy graduates
- SBA Award as the Veteran-Owned Business of the Year in MD
- 14 generals and admirals on the advisory board
- 44 generals and admirals as shareholders, including 6 presidential appointees (1 of which was Ass't Secretary of VA)
- 80+ veterans as shareholders

31

Different Ways in Which We Provide Remote Care

Service		Status
Remote Care Coaching	BLUESTAR TELEHEALTH	This is what we do every day, in different ways: RPM, CCM, PCM, RTM
Physician Programs	Thrive	Thrive helps physicians deliver in-home remote care to their patients. It focuses on increasing practice revenue/patient.
VA Support	VA | U.S. Department of Veterans Affairs	Patient and staff support and engagement for technology, navigation
Care Intervention Programs	HIGHMARK	We're helping Highmark, a payer, take care of special populations: high-risk maternity, and low-income children.
Population Health Triage*	Lily	Lily is the AI nurse persona that can help identify who needs what attention, and when.
Employer Services*	(Healthy@Home)	Healthy-at-Home helps employers reduce total healthcare costs for their most expensive employee patients.

*No clients yet for these services, but we're working it!

32

Population Health Connection: Liberty



- Libby is an AI-powered health concierge persona– Lily's little sister
- She communicates with veterans and their caregivers via text and voice*
- Why? 20 million veterans: most have chronic conditions, and 75% don't get their healthcare from the VA.
- She will:
  - Engage in conversations on their health conditions and circumstances
  - **Connect them with specific resources they need** for those conditions, including:
    - just-in-time education information for their needs
    - medicine at the lowest available price
    - buy supplies and DME (durable medical equipment) at the lowest available price
  - Point them toward help, and brings in BlueStar staff when required
- Libby MVP expected Q2 of 2025, depending on funding.



*Voice capability not expected until 2026.

The $64,000 Question*: ROI

Over the next three years, we want to:

- Grow 20-30 Key Clients
- Grow to $50M in revenue
- Build enduring and scalable systems
- Work for clients who are potential acquirors

Note: CEO's are advised not to project future events, lest shareholders be disappointed when those predictions not pan out. That said, I wanted to assure you that our goal is to grow the company to the point at which it can be sold, as soon as possible, to deliver ROI on your investment.

By the end of 2027, we want to put ourselves on the market for an acquisition by a strategic player like United, Humana, Sentara, CVS, CareSource, or several dozen equivalent prospective buyers.

Our goal: be purchased for $100M to $200M, to generate a reasonable ROI for all our shareholders.



For you younger shareholders, in the 1950's there was a TV show called "The $64,000 Question," which old guys like me sometimes refer to.



Section 4: CEO Takeaways



Institutional Round



- **Background:**
  - We've known for years that we need an institutional investment of $5M to $10M to clear up our debt and give us the fuel to grow bigger and faster.
  - We tried to do it ourselves in 2021, 2022, and 2023, with some assistance from outside sources.
  - In 2024 we hired an investment bank in New York. We signed the contract in June, and launched in July.
  - In six months, the firm generated 6 zoom meetings with potential investors, with $0 raised.
  - We have terminated that firm.

- **Need**:
  - With about $150k/month in revenue, we are currently burning about $150k per month. We break even at about $400k/month in revenue. We expected to get there Q4 of 2025-- sooner if some breaks go our way.
  - To get to breakeven, we need between $1 and $1.5 million, depending on scenarios.

- **Current Plan:**
  - When the investment bank raise failed, we obtained $500k in bridge financing from existing investors.
  - Using internal resources and a digital lead-generation campaign, we are going out to the market to raise an additional bridge of up to $2M to get us to either a successful institutional round, or breakeven cash flow from operations.
  - We plan to hire a new investment bank to go out to the market again in January.



Last year's plans

At the end of 2023 I wrote the following about 2024:

- *"We're in a tough spot– some rough seas ahead. Cash flow, revenue decline. But we will prevail through these tough times."* ✅

- *I believe that in 2024:*
  - *We will execute an institutional equity investment round.* ❌
  - *We will get profitable.* ❌
  - *The VA effort we started in 2021 will generate revenues.* ❌



Note: CEO's are also advised not to remind shareholders of when their previous predictions have turned out badly. (smile)

CEO Takeaways

- **We are on the right track.**
  - Right industry, right offering, right time, right team.

- **We are making progress on the hard things.**
  - Balance sheet improvement, margin, process, service offerings, caliber of team.

- **I believe that in 2025:**
  - We will execute an institutional funding round to allow us to grow.
  - We will achieve profitability in Q4.
  - The VA effort will yield revenues, which will grow and continue.

- **Until we get there, we will keep on keepin' on.**
  - Work hard, work lean.
  - Focus on making lives better for the patients in our care.
  - Profoundly grateful for the confidence and support and patience of our shareholders.





Q & A





 www.bluestartelehealth.com

robert.wray@bluestartelehealth.com

7654 Standish Place Rockville MD 20855

800-441-0730

Wray cell: 401-474-7079



BlueStar highlighted on the marquee in Times Square on Veterans Day.



Appendices: Additional Info



2024 Income Statement by Month

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Total
Income												
4000 Revenue	115,809	102,155	109,141	118,222	78,828	81,175	88,628	94,219	113,436	150,930	147,156	1,199,698
Total Income	$ 115,809	$ 102,155	$ 109,141	$ 118,222	$ 78,828	$ 81,175	$ 88,628	$ 94,219	$ 113,436	$ 150,930	$ 147,156	$ 1,199,698
Cost of Goods Sold												
5000 Cost of Goods Sold	84,887	67,213	72,649	70,122	61,443	64,509	54,796	66,569	75,190	82,849	85,288	785,514
Total Cost of Goods Sold	$ 84,887	$ 67,213	$ 72,649	$ 70,122	$ 61,443	$ 64,509	$ 54,796	$ 66,569	$ 75,190	$ 82,849	$ 85,288	$ 785,514
Gross Profit	$ 30,922	$ 34,942	$ 36,493	$ 48,100	$ 17,386	$ 16,666	$ 33,832	$ 27,650	$ 38,245	$ 68,080	$ 61,868	$ 414,184
Expenses												
6000 Payroll	124,766	89,121	100,811	104,252	117,878	119,212	126,639	147,244	135,154	142,317	132,059	1,339,453
6200 Advertising & Marketing	5,469	4,931	23,289	6,888	22,857	4,440	2,466	2,804	7,671	2,582	2,997	86,392
6500 Professional Fees	22,728	2,824	2,260	9,886	5,730	13,573	5,385	12,090	4,053	4,424	5,111	88,062
6600 Travel	537	678	274	3,922	2,029	2,323	1,764	0	3,423	283	47	15,281
G & A	30,492	37,478	29,923	29,536	30,381	32,094	29,005	25,589	28,739	29,478	26,519	329,233
Total Expenses	$ 183,992	$ 135,032	$ 156,556	$ 154,483	$ 178,875	$ 171,642	$ 165,571	$ 187,727	$ 179,039	$ 179,084	$ 166,733	$ 1,858,734
Net Operating Income	$ (153,070)	$ (100,090)	$ (120,063)	$ (106,383)	$ (161,490)	$ (154,976)	$ (131,739)	$ (160,078)	$ (140,794)	$ (111,003)	$ (104,865)	$(1,444,550)
Other Income												
Total Other Income	$ 0	$ 193,852	$ -	$ 50,387	$ 709	$ -	$ -	$ 0	$ -	$ -	$ -	$ 244,948
Other Expenses												
7100 Interest Expense	106,294	20,715	28,956	28,199	29,962	17,800	17,720	14,757	13,690	19,966	17,120	315,179
7150 Convertible Debt Interest	27,726	26,425	9,713	10,839	9,241	7,328	7,453	7,453	7,328	7,453	7,328	128,287
7200 Depreciation	73	73	73	73	73	86	86	86	86	86	86	879
7300 Amortization Expense	1,921	1,921	1,921	1,921	2,129	2,129	2,129	2,225	2,225	2,225	63,748	84,494
7500 Asset Write Downs	(4,707)	10,932	16,586	22,359	30,610	1,960	(3,280)	(5,360)	(3,600)	(1,000)	2,800	67,300
8000 Fines and Penalties	1,061	1,061	1,061	1,061	264	136	3	1,213	1,388	1,107	1	8,355
Total Other Expenses	$ 132,367	$ 61,127	$ 60,439	$ 64,451	$ 72,279	$ 29,439	$ 24,112	$ 20,374	$ 24,197	$ 29,837	$ 91,083	$ 609,705
Net Other Income	$ (132,367)	$ 132,725	$ (60,439)	$ (14,064)	$ (71,570)	$ (29,439)	$ (24,112)	$ (20,374)	$ (24,197)	$ (29,837)	$ (91,083)	$ (364,757)
Net Income	$ (285,437)	$ 32,635	$ (180,502)	$ (120,447)	$ (233,060)	$ (184,414)	$ (155,851)	$ (180,452)	$ (164,991)	$ (140,841)	$ (195,948)	$(1,809,307)



Income Statement

2022-2023-2024 YTD

	Jan - Dec 2022	Jan - Dec 2023	Jan - Nov, 2024
Income			
Total Income	$ 2,124,634	$ 2,525,263	$ 1,199,698
Cost of Goods Sold			
Total Cost of Goods Sold	$ 1,197,903	$ 1,553,321	$ 785,514
Gross Profit	$ 926,732	$ 971,942	$ 414,184
Expenses			
6000 Payroll	1,034,586	1,453,896	1,339,453
6100 Sales Related	15,223	4,610	
6200 Advertising & Marketing	19,726	121,470	86,392
6500 Professional Fees	153,172	79,599	88,062
6600 Travel	27,917	30,506	15,281
G & A	329,516	343,425	329,233
Total Expenses	$ 1,580,140	$ 2,034,189	$ 1,858,734
Net Operating Income	$ (653,408)	$ (1,062,247)	$ (1,444,550)
Other Income			
Total Other Income	$ 188,124	$ 8,405	$ 244,948
Other Expenses			
7100 Interest Expense	864,884	848,903	315,179
7150 Convertible Debt Interest	214,673	291,175	128,287
7300 Amortization Expense	15,749	26,703	84,494
7500 Asset Write Downs	313,342	60,863	67,300
Total Other Expenses	$ 1,562,005	$ 1,233,519	$ 609,705
Net Other Income	$ (1,373,881)	$ (1,225,115)	$ (364,757)
Net Income	$ (2,027,289)	$ (2,287,361)	$ (1,809,307)



Lily: Drilldown on AI





LILY.AI

Flexible Foundation Model Fine Tuned with Our Proprietary Data (120k telehealth calls, 5k care plans, 25 disease-management protocols).

A fine-tuned Large Language Model that can have conversations with individuals about managing their health.

Web App hosted on AWS.

AI Models hosted in Sagemaker and Open AI.

OpenAI

GPT-4

LLama 3

Proprietary Data Processing
Raw Call Recordings
Amazon Simple Storage Service (S3)
Amazon Transcribe
Cleansed Transcripts
Amazon Simple Storage Service (S3)
Manual Assessment
Users
Transcript Processing Prompts
Lambda Functions
Training Vignette Generation
GPT-4
Manual Assessment
Users
Training Records
JSON
Fine Tune Job
Lambda Functions
Fine Tune Model API
SARAH.AI







Lily: Architecture, Features, Use Cases





User Management
Amazon Cognito
CI/CD Code Storage
GitHub
Access Control
AWS Identity and Access Management (IAM)
Monitoring
Amazon CloudWatch
FRONT END
Users
HTTPS
AWS Amplify
Amazon API Gateway
BACK END
Program Layer
ProgramManager
EnrollmentManager
Application Data Layer
DataManager
Amazon DynamoDB Patient Records
Scheduling Layer
ScheduleManager
Amazon EventBridge
Text Generation Layer
Request / Response
ConversationManager
Request / Response
ConsentManager
Communications Layer
Amazon SNS
SMS
SMS
App
MessageHandler
Amazon Simple Email Service (SES)
Email
Email
Amazon Connect
Voice
AI LAYER
Model Layer
Tool Layer
Data Resources Layer
AI Agent
Prompt Engineering
CSV
Retrieval Augmented Generation
Data Library
PDF
JSON
Medical Records
Care Plans
Monitoring Protocols
Transcripts
Medical Textbooks
Fine Tuning
Skills / Capabilities
fx
Third Party Tools
API

Features:

- **Trained based on BlueStar's previous 100,000 phone calls with patients**
- Automated Patient Communication
  - Text, e-mail, mobile app, voice
- AI-Driven Program Customization
- Web Application for Providers
- Flexible Program Framework
- Data Integration and Security
- Scalability

Use Cases:

- Chronic Disease Management
- Remote Patient Monitoring
- Preventative Health Surveys
- Post-Discharge Follow-up
- Behavioral Health Support
- Appointment Scheduling/Reminders
- Medication Reconciliation
- Health Education and Awareness
- Early Notification to Payer of potential crises

Competition and Differentiation



BLUESTAR TELEHEALTH

Full Service, AND Tech Agnostic. Using most appropriate Multiple Tools for a customized solution. Capable of multiple functions.



BLUESTAR TELEHEALTH

Full Service for a single function using their Single Tool: Hardware, software, monitoring, logistics, etc.



accuhealth. | amc health | HRS | VERUSTAT

Tool: Software platforms to perform a single function, some w/ hardware.





























Vivify health | ChronicCareIQ | synzi | vive RPM | VitalTech | LifeScience Technologies LLC | ACCESS TELEHEALTH | Anelto | 100plus

HUMHEALTH | Athelas | Life365 | KeyCare | ClearArch Health | Datos Health | Masimo | CareSimple | BLACKBOX

Testimonials from a Client and an Investor



 

 

The program has been extremely successful for our patients. After 24 weeks, 69% of the uncontrolled hypertensive population was in control… We are very pleased with the current outcomes thus far… We look forward to continuing, and expanding, this partnership…

Telehealth is exploding, and RPM is exploding faster. The space is white hot– the pandemic broke down all the barriers. It's all about trust in delivery, which is why caregivers are looking for a trusted player like BlueStar.

Eleace Sawyers, MAcc, MPA, CHC Client

CEO, CHP of Illinois

Grant Chamberlain, Investor

Head of HealthCare Investment Banking, Ziegler